UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

CARE CAPITAL PROPERTIES, INC.

(Sabra Health Care REIT, Inc., as successor by merger to PR Sub, LLC, as successor by merger to Care Capital Properties, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	37-1781195
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

c/o Sabra Health Care REIT, Inc.

18500 Von Karman Avenue, Suite 550

Irvine, California 92612

(Address, including zip code, of Principal Executive Offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sabra Health Care REIT, Inc., as successor by merger to Care Capital Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SABRA HEALTH CARE REIT, INC.,
as successor by merger to Care Capital Properties, Inc.

By:	/s/ Harold W. Andrews, Jr.
Name:	Harold W. Andrews, Jr.
Title:	Executive Vice President, Chief Financial Officer and Secretary

Date:  August 28, 2017